Exhibit 99.1

FOR IMMEDIATE RELEASE	January 29, 2015

Micromem’s CEO Interviewed by The Wall Street Analyzer and Micromem
MAST Websites Updated to Include Videos Presented at AGM

Toronto, New York, January 29, 2015: Micromem Technologies Inc. (“the Company”) (“Micromem”) (CSE: MRM, OTCQX: MMTIF) is pleased to announce The Wall Street Analyzer interviewed our President and CEO, Joseph Fuda today. The interview is featured on the home page of their website http://wallstreetanalyzer.com/. The direct link to the interview is also available on our website www.micromeminc.com.

Micromem is also pleased to announce our websites will be updated tomorrow to include two videos on client specific technologies and solutions developed by Micromem Applied Sensor Technologies Inc. (MAST), a wholly owned U.S.-based subsidiary of Micromem Technologies Inc. The videos on Wear Materials in Oil Lubricants, MEMS Sensor System for Real Time Analysis and Oil & Gas Production, Interwell Tracer Detection Platform will be presented by MAST’s President, Steven Van Fleet at our Annual Meeting tomorrow.

Visit Micromem’s and MAST’s website (http://www.micromeminc.com) (www.mastinc.com) to access the interview link and view the videos.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTCQX-Bulletin Board - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 191,425,600
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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